Exhibit 23.2

Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP,

Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (which is expected to be filed with the Securities and Exchange Commission (the “SEC”) on or about June 18, 2014) on Form S-8 of BankGuam Holding Company (the “Company”) of our report dated March 17, 2014 with respect to the audits of the consolidated financial statements of the Company and its subsidiary as of December 31, 2013 and 2012 and for the three years then ended appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. Such Annual Report was filed with the SEC on March 17, 2014.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

June 18, 2014